Mail Stop 4561

									February 23, 2006


Haijime Sugizaki
Chief Financial Officer
Mitsubishi Tokyo Financial Group, Inc.
4-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-6326 Japan

      RE:	Mitsubishi Tokyo Financial Group, Inc.
      Form 20-F for Fiscal Year Ended March 31, 2005
      File No. 333-98061-99

Dear Mr. Sugizaki:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Consolidated Financial Statements

Note 5 - Investment Securities, page F-25
1. We note your disclosure on page 59 that as part of the business revitalization plan of Mitsubishi Motors, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank purchased common and preferred shares of Mitsubishi Motors, including amounts related to a debt-for-equity swap. Please tell us and in future filings disclose the following regarding these transactions:

* the terms and carrying amount of debt swapped for equity;

* how the equity investments are carried on your balance sheet
(i.e.
fair market value or cost); and

* specifically how you presented these transactions in your Statements of Cash Flows.

Note 6 - Loans

Loan Securitization, page F-34

2. We note your disclosure that you did not possess any retained interests associated with your mortgage loan securitizations at March
31, 2005. We also note that you provide servicing and advancing line for loans transferred to the trust. Please tell us the following regarding your securitizations:

* the nature and terms of the securitization transactions;

* the gross and carrying amount of servicing asset or liability recorded resulting from your obligation to service the transferred loans; and

* describe how you provide an advancing line for loans transferred to the trust.

Note 10 - Income Taxes, page F-38

3. We note your disclosure on page F-41 that you recorded reductions to your deferred tax valuation allowance for fiscal years ended March
31, 2004 and 2005 which primarily reflected a decrease of operating loss carryforwards of your domestic subsidiaries. Please tell us and in future filings disclose why there was a decrease of operating loss carryforwards and how you determined the amount of your deferred tax valuation allowance as of March 31, 2004 and March 31, 2005. In your analysis, please describe how the March 2004 extension of the period for operating loss carryfowards from 5 to 7 years impacted your analysis. Refer to paragraphs 20 - 26 of SFAS 109.
Note 24 - Derivative Financial Instruments, page F-74

4. For each type of hedged item, separately by fair value hedge or cash flow hedge, please tell us how you determined that the relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following:

?	the nature and terms of the hedged item and derivative
instrument;

?	the specific identified risk being hedged; and

?	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

5. Please tell us whether you use the short-cut method or matched terms for assuming no hedge ineffectiveness to qualify any of your hedging relationships for hedge accounting treatment under SFAS 133.
If so, please tell us for each hedging relationship how you determine that the hedging relationship meets each of the conditions in paragraph 65 or 68 of SFAS 133.

6. Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS133
Implementation Issue F11 to these hedging relationships.


*   *   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Blume, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


								Sincerely,



						Joyce Sweeney
									Accounting Branch
Chief




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Mr. Hajime Sugizaki
Mitsubishi Tokyo Financial Group, Inc.
February 23, 2006
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